Filed Pursuant to Rule 433

Registration No. 333-133852

BANK OF AMERICA CORPORATION

$1,350,000,000

MEDIUM-TERM NOTES, SERIES L

REOPENING OF SENIOR THREE-MONTH LIBOR NOTES, DUE DECEMBER 2011

GUARANTEED UNDER THE FDIC’S TEMPORARY LIQUIDITY GUARANTEE PROGRAM

FINAL TERM SHEET

Dated December 8, 2008

Issuer:	Bank of America Corporation

Issuer’s Ratings:	Aa2 (Moody’s)/AA- (S&P)/A+ (Fitch)

Ratings of this Series of Guaranteed Notes:	Aaa (Moody’s)/AAA (S&P)/AAA (Fitch)

Title of the Series:	Senior Three-Month LIBOR Notes, due December 2011

Aggregate Principal Amount Initially Issued on December 4, 2008:	$750,000,000

Aggregate Principal Amount to Be Issued in Reopening on December 11, 2008:	$1,350,000,000

Total Aggregate Principal Amount, After Giving Effect to the Reopening:	$2,100,000,000

Issue Price:	100.130% (plus accrued interest)

Trade Date of Reopening:	December 8, 2008

Settlement Date of Reopening:	December 11, 2008 (DTC)

Maturity Date:	December 2, 2011

Ranking:	Senior

Minimum Denominations:	$2,000 and multiples of $1,000 in excess of $2,000.

Day Count Fraction:	Actual/360

Base Rate:	Three-Month LIBOR (Reuters)

Index Maturity:	90 days

Spread:	82 bps

Initial Interest Rate:	3.03%

Interest Payment Dates:	March 2, June 2, September 2, and December 2 of each year, beginning March 2, 2009.

Interest Determination Dates:	Second London banking day preceding the applicable reset date.

Interest Reset Dates:	March 2, June 2, September 2, and December 2 of each year, beginning March 2, 2009.

Interest Periods:	Quarterly. The initial interest period will be the period from, and including, December 4, 2008 to, but excluding, March 2, 2009, the initial interest payment date. The subsequent interest periods will be the periods from, and including, the applicable interest payment date to, but excluding, the next interest payment date or the Maturity Date.

Guarantee:

This debt is guaranteed under the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program and is backed by the full faith and credit of the United States. The details of the FDIC guarantee are provided in the FDIC’s regulations, 12 CFR Part 370, and at the FDIC’s website, www.fdic.gov/tlgp. The expiration date of the FDIC’s guarantee is the earlier of the maturity date of the debt or June 30, 2012.

Additional details relating to the guarantee are also set forth below.

Optional Redemption:	None

Listing:	None

Lead Manager and Sole Book-Runner:	Banc of America Securities LLC

Co-Managers:	HSBC Securities (USA) Inc.
Loop Capital Markets, LLC
Cabrera Capital Markets, LLC

CUSIP:	06050BAC5

ISIN:	US06050BAC54

FDIC Guarantee

This section provides summary information regarding the guarantee of the notes by the Federal Deposit Insurance Corporation (the “FDIC”). The details of the FDIC’s guarantee are provided in the FDIC’s regulations, 12 CFR Part 370, and at the FDIC’s website, www.fdic.gov/tlgp. The regulations governing the guarantee and the terms and conditions of the guarantee are subject to change. These regulations, terms and conditions are subject to the interpretation of the FDIC, which also may change. The following information is based on the final regulations adopted effective November 21, 2008. The internet address provided for the

FDIC’s website is included as an inactive textual reference only. The information on the FDIC’s website shall not be deemed to be incorporated by reference in this term sheet.

TLG Program. On October 14, 2008, the FDIC created the Temporary Liquidity Guarantee Program (the “TLG Program”), and the FDIC adopted final rules related to the TLG Program effective November 21, 2008. Under the TLG Program, the FDIC will guarantee the newly-issued senior unsecured debt of participating eligible entities, including insured depository institutions and eligible holding companies of insured depository institutions. We are an eligible entity under the program, and a participant under the TLG Program. As a participant, our senior unsecured debt may be guaranteed by the FDIC if it satisfies the program’s criteria. From time to time, we may issue debt securities that are not eligible for the FDIC guarantee and that will not be guaranteed. We will provide purchasers of our debt instruments with a written statement indicating if the debt instruments we are offering are FDIC-guaranteed under the TLG Program.

As a participant in the TLG Program, we are eligible to issue FDIC-guaranteed notes up to an issuance limit, provided we comply with the terms and conditions of the program, including payment of fees, delivery of notice to the FDIC of issuance of guaranteed debt, providing certain disclosures, and certification to the FDIC that such issuance is within our issuance limit. As required by the TLG Program, we have entered into a master agreement with the FDIC that governs certain aspects of the program. If we are not in compliance with the TLG Program, we would be unable to issue additional FDIC-guaranteed debt; however, the outstanding notes would not lose the benefit of the FDIC guarantee. The TLG Program guarantees eligible debt issued through June 30, 2009.

Guarantee. The notes are our senior unsecured debt obligations, are guaranteed by the FDIC under the TLG Program, and are backed by the full faith and credit of the United States. If we fail to pay interest or principal when due on the notes, the FDIC will pay holders of those notes the unpaid, then due amount of interest or principal. An event of default under the senior indenture, including a payment default, will not entitle the holders of the notes or the senior trustee to accelerate the maturity of the notes for so long as we or the FDIC are making timely payments of interest and principal.

Use of Proceeds. Under the TLG Program, we may not use the proceeds from the offering of the notes to prepay indebtedness that is not guaranteed by the FDIC.

Claims Process. We have appointed the senior trustee as the authorized representative to take action on behalf of holders of the notes under the guarantee. The authorized representative has agreed to make a demand of the FDIC upon our failure to pay interest or principal on the notes when due. As provided in the FDIC’s regulations, a holder will also have the option to elect not to be represented by the authorized representative. Upon our failure to pay interest or principal, the authorized representative and a holder that has elected not to be so represented must follow the FDIC’s required procedures for making a demand under the guarantee.

In addition to the procedures described below, the authorized representative will be required when making a demand, to the extent not previously provided in the master agreement, to provide the FDIC with information regarding its authority, including: its financial and organizational capacity to act as representative, its exclusive authority to act on behalf of each noteholder and its fiduciary responsibility to the noteholders when acting as such, as established by the senior indenture, and its authority to make the assignment of each noteholder’s right, title, and interest in the notes to the FDIC.

Any demand under the guarantee must be accompanied by a proof of claim, satisfactory in form and content to the FDIC, which includes evidence of the occurrence of a payment default and the claimant’s ownership of the applicable notes. The claimant must provide to the FDIC an assignment, satisfactory in form and content to the FDIC, of the noteholder’s right, title and interest in the notes to the FDIC and the transfer to the FDIC of any claim in any insolvency proceeding against us. The assignment must also grant to the FDIC the right to receive any and all distributions on the note from the proceeds of any bankruptcy. If a holder receives a payment on a note from a bankruptcy, any obligation of the FDIC under the guarantee would be reduced proportionally. Demands must be made by the authorized representative or by a holder that elects not to be represented by the authorized representative within 60 days of the occurrence of the payment default.

Upon payment by the FDIC of any amount under the guarantee, the FDIC will be subrogated to the rights of the recipient noteholder against us, including in respect of any insolvency proceeding, to the extent of such payment.

Indenture Supplement. In addition to the appointment of the senior trustee as authorized representative for the holders of the notes, the master agreement requires additional provisions that are included in a supplement to the senior indenture that will govern the notes, including:

•	the FDIC’s written consent will be required to amend or waive any provision in the senior indenture related to principal, interest, payment, default, or ranking;

•	the FDIC will be subrogated to all of the rights of the holders and the senior trustee as authorized representative, against us in respect of any amounts paid to or for the benefit of the holders by the FDIC under the guarantee;

•	authorization by the holders to the authorized representative to assign to the FDIC, at the time the FDIC commences making payments under the guarantee, the right to receive payments on behalf of the holders;

•	agreement by the holder that it will cause the notes to be surrendered to the FDIC upon the FDIC’s payment in full of the outstanding principal and accrued interest to the date of repayment;

•	we and the authorized representative will agree to provide the FDIC notice, within one business day, of any default in the payment of interest or principal, without regard to any applicable cure period; and

•	we agree to reimburse the FDIC for any guarantee payments made, with interest on any such amount owed at the stated rate for the notes, plus 1%, and to reimburse the FDIC for reasonable expenses, which agreement ranks pari passu with the notes.

Supplemental Risk Factors

For more information regarding risks that may materially affect our business and results, please refer to the information under the caption “Item 1A. Risk Factors,” in our Annual Report on Form 10-K for the year ended December 31, 2007, and the information under the caption “Item 1A. Risk Factors,” in our quarterly Report on Form 10-Q for the quarter ended September 30, 2008.

If we fail to make a payment of interest or principal on FDIC-guaranteed notes, your notes will be governed by the rules of the FDIC’s guarantee program.

If we fail to make a payment of interest or principal, you will be required to follow the regulations of the TLG Program, which supersede your rights under the senior indenture as described in the prospectus for the notes. We have appointed the senior trustee as authorized representative under a supplemental indenture for the notes. The authorized representative will be responsible, upon our failure to make a required payment of interest or principal, to make a demand of the FDIC under the guarantee. In addition, any holder may elect to not be so represented, as provided by the terms of the TLG Program. If a holder makes the decision to represent itself under the applicable regulations, it will be required to provide the proof of claim and other documentation, in form and content satisfactory to the FDIC, necessary to receive payment under the guarantee. If a demand is not made under the TLG Program by the authorized representative within 60 days of our failure to pay interest or principal, the obligations of the FDIC will terminate as to the notes and the holder will have no rights against the FDIC to the guaranteed amount.

Payments by the FDIC under its guarantee may be delayed.

There is no designated period within which the FDIC is required to make the guarantee payments after it receives the required written demand. As a result, if the FDIC is required to make such payments, they could be paid at a time that is significantly later than the date that the payment is otherwise due under the terms of the notes.

The determination of the FDIC on any matter related to the FDIC claims process will be final and binding on you and us, subject to judicial review.

The determination by the FDIC on any matter relating to the FDIC claims process will be a final administrative determination, which will be final and binding on all concerned, including the holders of the notes. Holders of the notes will have the right to challenge the FDIC’s determination only by commencing an action in the U.S. District Court for the District of Columbia or the United States District Court for the Western District of North Carolina within 60 days after the FDIC makes its determination.

The TLG Program is new and is subject to change.

The TLG Program is a new program, and was enacted under final rules that the FDIC adopted effective November 21, 2008. To date, no claims have been made or paid under the TLG Program, and the FDIC’s procedures under the program have not yet been fully documented. The rules governing the TLG Program may be amended, and are subject to evolving interpretation by the FDIC after the date of this term sheet. As a result, your ability to obtain payment on the notes under the FDIC’s guarantee is subject to rules, interpretations, procedures, and practices of the FDIC that could be changed at any time in the future. Any developments of this kind may be adverse to holders of the notes.

Our summary of the FDIC’s guarantee and the risks of purchasing the notes in reliance on that guarantee, as set forth in this term sheet, are based solely on the final rules adopted by the FDIC as of the date of this term sheet. Purchasers of the notes should refer to the FDIC’s website, www.fdic.gov/tlgp, for additional information about the TLG Program and related claim procedures.

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Bank of America Corporation (the “Issuer”) has filed a registration statement (including a pricing supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read those documents and the other documents that the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the lead manager will arrange to send you the pricing supplement, the prospectus supplement, and the prospectus if you request them by contacting Banc of America Securities LLC, toll free at 1-800-294-1322. You may also request copies by e-mail from securities.administration@bankofamerica.com or dg.prospectus_distribution@bofasecurities.com.